Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • The vesting of the third tranche (25%) of a Transition award under the Unilever Share Plan 2017 has led to vesting of 7,911 PLC EUR shares (vesting level of 87% and dividend reinvestment). c) Currency EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s) € 40.565 7,911 e) Aggregated information - Volume 7.911

- Total € 320,909.715 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status President, North America (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • The vesting of the second tranche (25%) of a Transition award under the Unilever Share Plan 2017 has led to vesting of 21,768 PLC ADR shares (vesting level of 87% and dividend reinvestment)

c) Currency USD – United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $44.900 21,768 e) Aggregated information - Volume - Total 21,768 $ 977,383.2 f) Date of the transaction 2022/03/25 g) Place of the transaction New York Stock Exchange – XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • The vesting of the third tranche (25%) of a Transition award under the Unilever Share Plan 2017 has led to vesting of 3,799 PLC EUR shares (vesting level of 87% and dividend reinvestment). • The vesting of the third tranche (25%) of a Transition award under the Unilever Share Plan 2017 has led to vesting of 3,799 PLC shares (vesting level of 87% and dividend reinvestment). c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.565 3,799 £33.865 3,799 e) Aggregated information - Volume - Total 3,799/ 3,799 € 154,106.435 / £ 128,653.135 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON